UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2015 (Report No. 6)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant is incorporated by reference into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

Exhibit 99.1:
Audited consolidated balance sheets of Interactive Holding Corp. and its subsidiaries (collectively referred to as "Undertone") as of December 31, 2013 and 2014, and audited consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of Undertone for the years ended December 31, 2012, 2013 and 2014

Exhibit 99.2:
Unaudited consolidated balance sheets, consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of Undertone as of and for the six months ended June 30, 2015

Exhibit 99.3:	Unaudited pro forma combined financial data of Perion Network Ltd. and Undertone for the year ended December 31, 2014 and as of and for the six months ended June 30, 2015

Exhibit 99.4:	Consent of PricewaterhouseCoopers LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel
Date: December 31, 2015

Exhibit Index

Exhibit 99.1:
Audited consolidated balance sheets of Interactive Holding Corp. and its subsidiaries (collectively referred to as "Undertone") as of December 31, 2013 and 2014, and audited consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of Undertone for the years ended December 31, 2012, 2013 and 2014

Exhibit 99.2:
Unaudited consolidated balance sheets, consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows of Undertone as of and for the six months ended June 30, 2015

Exhibit 99.3:	Unaudited pro forma combined financial data of Perion Network Ltd. and Undertone for the year ended December 31, 2014 and as of and for the six months ended June 30, 2015

Exhibit 99.4:	Consent of PricewaterhouseCoopers LLP